Command Financial (212) 274-0070 Cust: LAZARD FUNDS Doc: PROSPECTUS User: DLIPSCOMB
Job: 90144-035 File: 90144A:006 Seq: 1 Job Seq: 1 Clean: 29 4-APR-18 01:42 93117

Lazard Funds Prospectus

May 1, 2018

	Shares		
	Institutional	Open	R6
Equity			
Lazard US Equity Concentrated Portfolio	LEVIX	LEVOX	RLUEX
Lazard US Strategic Equity Portfolio	LZUSX	LZUOX	RLUSX
Lazard US Small-Mid Cap Equity Portfolio	LZSCX	LZCOX	RLSMX
Lazard International Equity Portfolio	LZIEX	LZIOX	RLIEX
Lazard International Equity Select Portfolio	LZSIX	LZESX	RLIQX
Lazard International Equity Advantage Portfolio	IEAIX	IEAOX	RIADX
Lazard International Equity Concentrated Portfolio	LCNIX	LCNOX	RICNX
Lazard International Strategic Equity Portfolio	LISIX	LISOX	RLITX
Lazard International Small Cap Equity Portfolio	LZISX	LZSMX	RLICX
Lazard Global Equity Select Portfolio	GESIX	GESOX	RLGEX
Lazard Managed Equity Volatility Portfolio	MEVIX	MEVOX	RMEVX
Lazard Global Strategic Equity Portfolio	LSTIX	LSTOX	RGSTX
Lazard Equity Franchise Portfolio	LZFIX	LZFOX	RLZFX
Emerging Markets			
Lazard Emerging Markets Equity Portfolio	LZEMX	LZOEX	RLEMX
Lazard Emerging Markets Core Equity Portfolio	ECEIX	ECEOX	RLEOX
Lazard Emerging Markets Equity Advantage Portfolio	LEAIX	LEAOX	READX
Lazard Developing Markets Equity Portfolio	LDMIX	LDMOX	RLDMX
Lazard Emerging Markets Equity Blend Portfolio	EMBIX	EMBOX	RLEBX
Lazard Emerging Markets Multi-Asset Portfolio	EMMIX	EMMOX	RLMSX
Lazard Emerging Markets Debt Portfolio	LEDIX	LEDOX	RLEDX

	Shares		
	Institutional	Open	R6
Lazard Emerging Markets Income Portfolio	LEIIX	LEIOX	RLEIX
Lazard Explorer Total Return Portfolio	LETIX	LETOX	RLETX
Fixed Income			
Lazard US Corporate Income Portfolio	LZHYX	LZHOX	RLCIX
Lazard US Short Duration Fixed Income Portfolio	UMNIX	UMNOX	RLSDX
Lazard Global Fixed Income Portfolio	LZGIX	LZGOX	RLGFX
Real Assets			
Lazard US Realty Income Portfolio	LRIIX	LRIOX	RLRIX
Lazard US Realty Equity Portfolio	LREIX	LREOX	RLREX
Lazard Global Realty Equity Portfolio	LITIX	LITOX	RLGRX
Lazard Global Listed Infrastructure Portfolio	GLIFX	GLFOX	RLGLX
Lazard Real Assets and Pricing Opportunities Portfolio	RALIX	RALOX	RALYX
Alternatives			
Lazard Enhanced Opportunities Portfolio	LEOIX	LEOOX	RLZEX
Lazard Fundamental Long/Short Portfolio	LLSIX	LLSOX	RFLSX
Asset Allocation			
Lazard Opportunistic Strategies Portfolio	LCAIX	LCAOX	RLCPX
Lazard Global Dynamic Multi-Asset Portfolio	GDMIX	GDMOX	GDMAX

The Securities and Exchange Commission and Commodities Futures Trading Commission have not approved or disapproved the shares described in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

LAZARD
ASSET MANAGEMENT

Lazard Funds Summary Section

Lazard US Equity Concentrated Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio, a series of The Lazard Funds, Inc. (the "Fund"). Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.70%	.70%	.70%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.05%	.08%	7.64%
Acquired Fund Fees and Expenses	.01%	.01%	.01%
Total Annual Portfolio Operating Expenses	.76%	1.04%	8.35%
Fee Waiver and/or Expense Reimbursement	—	—	7.59%*
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement**	.76%	1.04%	.76%*

*   To the extent the Total Annual Portfolio Operating Expenses of the R6 Shares of the Portfolio exceed the Total Annual Portfolio Operating Expenses of the Portfolio's Institutional Shares (in each case, not including management fees, custodial fees or other expenses related to the management of the Portfolio's assets), Lazard Asset Management LLC (the "Investment Manager") has contractually agreed, until May 1, 2019, to bear the expenses of the R6 Shares in the amount of such excess. This expense limitation agreement will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

** Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are .75%, 1.03% and .75% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 78	$ 243	$ 422	$ 942
Open Shares	$106	$ 331	$ 574	$1,271
R6 Shares	$ 78	$1,761	$3,333	$6,825

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 86% of the average value of its portfolio.

Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of US companies of any market capitalization. The Portfolio has a concentrated portfolio of investments, typically investing in 15 to 35 companies with market than if the Portfolio's investments consisted of securities issued by a larger number of issuers.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Concentration Risk. A Portfolio's ability to concentrate its investments in as few as 15 companies may be limited by applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard US Equity Concentrated Portfolio by showing the Portfolio's year-by-year performance and its average annual performance (prior to the change in investment strategy described above) compared to that of broad measures of market performance. The bar chart shows how the performance of the

Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   19.10%

Worst Quarter:
Q4 08   −21.54%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their

shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

The Russell 1000 Value/S&P 500 Linked Index shown in the table is an unmanaged index created by the Investment Manager, which links the performance of the Russell 1000 Value Index for all periods through May 30, 2012 (when the Portfolio's investment strategy changed) and the S&P 500 Index for all periods thereafter.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	9/30/05				
Returns Before Taxes		15.49%	15.37%	7.70%	8.39%
Returns After Taxes on Distributions		13.74%	12.91%	6.42%	7.02%
Returns After Taxes on Distributions and Sale of Portfolio Shares		10.22%	11.50%	5.80%	6.48%
Open Shares (Returns Before Taxes)	9/30/05	15.22%	15.00%	7.35%	8.07%
R6 Shares (Returns Before Taxes)	11/15/16	15.52%	N/A	N/A	13.81%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)		21.83%	15.79%	8.50%	8.82% (Institutional and Open) 22.30% (R6)
Russell 1000 Value/S&P 500 Linked Index (reflects no deduction for fees, expenses or taxes)		21.83%	15.79%	7.59%	8.00% (Institutional and Open) N/A (R6)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Christopher H. Blake, portfolio manager/analyst on various of the Investment Manager's US Equity teams, has been with the Portfolio since May 2012.

Martin Flood, portfolio manager/analyst on various of the Investment Manager's US Equity and Global Equity teams, has been with the Portfolio since March 2011.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard US Strategic Equity Portfolio

Investment Objective
The Portfolio seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.70%	.70%	.70%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.25%	1.35%	.35%
Total Annual Portfolio Operating Expenses	.95%	2.30%	1.05%
Fee Waiver and/or Expense Reimbursement*	.20%	1.25%	.30%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.75%	1.05%	.75%

* Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .75%, 1.05% and .75% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors (the "Board"), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 77	$283	$ 506	$1,148
Open Shares	$107	$598	$1,116	$2,539
R6 Shares	$ 77	$304	$ 550	$1,255

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 74% of the average value of its portfolio.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard US Strategic Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   16.46%

Worst Quarter:
Q4 08   –23.06%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	12/30/04				
Returns Before Taxes		18.17%	12.77%	7.11%	7.16%
Returns After Taxes on Distributions		15.18%	10.62%	5.96%	5.94%
Returns After Taxes on Distributions and Sale of Portfolio Shares		12.19%	9.84%	5.55%	5.63%
Open Shares (Returns Before Taxes)	12/30/04	17.75%	12.44%	6.79%	6.85%
R6 Shares (Returns Before Taxes)	5/19/14	18.16%	N/A	N/A	9.44%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)		21.83%	15.79%	8.50%	8.51% (Institutional and Open) 12.53% (R6)

Lazard Funds Summary Section

Lazard US Small-Mid Cap Equity Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.12%	.17%	.12%*
Total Annual Portfolio Operating Expenses	.87%	1.17%	.87%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 89	$278	$482	$1,073
Open Shares	$119	$372	$644	$1,420
R6 Shares	$ 89	$278	$482	$1,073

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 79% of the average value of its portfolio.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard US Small-Mid Cap Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   28.3%

Worst Quarter:
Q3 11   −26.02%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

The Russell 2000/2500 Linked Index shown in the table is an unmanaged index created by the Investment Manager, which links the performance of the Russell 2000® Index for all periods through August 24, 2008 (when the Portfolio's investment focus was changed from small cap companies to small-mid cap companies) and the Russell 2500 Index for all periods thereafter.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	10/30/91				
Returns Before Taxes		14.12%	14.46%	9.93%	11.10%
Returns After Taxes on Distributions		10.55%	10.89%	7.89%	8.63%
Returns After Taxes on Distributions and Sale of Portfolio Shares		10.06%	10.54%	7.52%	8.59%
Open Shares (Returns Before Taxes)	1/30/97	13.82%	14.12%	9.58%	8.58%
R6 Shares (Returns Before Taxes)		14.12%	14.46%	9.93%	11.10%
Russell 2500 Index (reflects no deduction for fees, expenses or taxes)		16.81%	14.33%	9.22%	11.13% (Institutional) 9.69% (Open)
Russell 2000/2500 Linked Index (reflects no deduction for fees, expenses or taxes)		16.81%	14.33%	9.45%	10.25% (Institutional) 8.82% (Open)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Daniel Breslin, portfolio manager/analyst on the Investment Manager's US Small-Mid Cap Equity team, has been with the Portfolio since May 2007.

Michael DeBernardis, portfolio manager/analyst on the Investment Manager's US Small-Mid Cap Equity and Global Small Cap Equity teams, has been with the Portfolio since October 2010.

Martin Flood, portfolio manager/analyst on various of the Investment Manager's US Equity teams and the Global Equity Select and Fundamental Long/Short teams, has been with the Portfolio since December 2014.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard International Equity Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.06%	.06%	.06%
Total Annual Portfolio Operating Expenses	.81%	1.06%	.81%
Fee Waiver and/or Expense Reimbursement*	—	—	.01%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement*	.81%	1.06%	.80%

* Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .85%, 1.15% and .80% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 83	$259	$450	$1,002
Open Shares	$108	$337	$585	$1,294
R6 Shares	$ 82	$258	$449	$1,001

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 31% of the average value of its portfolio.

prices more volatile and their securities less liquid than larger, more established companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard International Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   21.90%

Worst Quarter:
Q3 11   −17.77%

Average Annual Total Returns
(for the periods ended December 31, 2017)
After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	10/29/91				
Returns Before Taxes		22.81%	6.70%	2.87%	6.22%
Returns After Taxes on Distributions		22.62%	6.69%	2.77%	5.48%
Returns After Taxes on Distributions and Sale of Portfolio Shares		13.47%	5.44%	2.43%	5.09%
Open Shares (Returns Before Taxes)	1/23/97	22.50%	6.42%	2.57%	5.09%
R6 Shares (Returns Before Taxes)	4/1/15	22.85%	N/A	N/A	4.50%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)		25.03%	7.90%	1.94%	5.63% (Institutional) 5.26% (Open) 6.61% (R6)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Michael G. Fry, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since November 2005.

Michael A. Bennett, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2003.

Kevin J. Matthews, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2013.

Michael Powers, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2003.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since January 1992.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard International Equity Select Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.56%	1.07%	.56%*
Acquired Fund Fees and Expenses	.01%	.01%	.01%
Total Annual Portfolio Operating Expenses	1.32%	2.08%	1.32%
Fee Waiver and/or Expense Reimbursement**	.26%	.72%	.31%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement***	1.06%	1.36%	1.01%

*   "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

**   Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed 1.05%, 1.35% and 1.00% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, and from May 1, 2019 to May 1, 2028, to the extent Total Annual Portfolio Operating Expenses exceed 1.15%, 1.45% and 1.10% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively. All limitations on Total Annual Portfolio Operating Expenses are exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

***   Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.05%, 1.35% and 1.00% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$108	$393	$ 699	$1,568
Open Shares	$138	$582	$1,052	$2,353
R6 Shares	$103	$388	$ 694	$1,563

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 30% of the average value of its portfolio.

Value Investing Risk. The Portfolio invests in stocks believed by the Investment Manager to be undervalued, but that may not realize their perceived value for extended periods of time or may never realize their perceived value. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Large Cap Companies Risk. Investments in large cap companies may underperform other segments of the market when such other segments are in favor or because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31
The accompanying bar chart and table provide some indication of the risks of investing in Lazard International Equity Select Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   18.73%

Worst Quarter:
Q3 11   −17.57%

Average Annual Total Returns
(for the periods ended December 31, 2017)
After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

The MSCI EAFE/All Country World Index ex-US Linked Index shown in the table is an unmanaged index created by the Investment Manager, which links the performance of the MSCI EAFE Index for all periods through June 30, 2010 (when the Portfolio's primary index changed) and the MSCI All Country World Index ex-US for all periods thereafter.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	5/31/01				
Returns Before Taxes		28.31%	6.21%	2.06%	4.67%
Returns After Taxes on Distributions		28.34%	6.21%	1.80%	4.22%
Returns After Taxes on Distributions and Sale of Portfolio Shares		16.42%	5.05%	1.78%	4.08%
Open Shares (Returns Before Taxes)	5/31/01	27.89%	5.82%	1.71%	4.35%
R6 Shares (Returns Before Taxes)		28.31%	6.21%	2.06%	4.67%
MSCI All Country World Index ex-US (reflects no deduction for fees, expenses or taxes)		27.19%	6.80%	1.84%	6.10%
MSCI EAFE/All Country World Index ex-US Linked Index (reflects no deduction for fees, expenses or taxes)		27.19%	6.80%	1.26%	5.39%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Michael G. Fry, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2010.

Michael A. Bennett, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2003.

James M. Donald, portfolio manager/analyst on the Investment Manager's Emerging Markets Equity team and Head of the Emerging Markets Group, has been with the Portfolio since May 2010.

Kevin J. Matthews, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2010.

Michael Powers, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since May 2003.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since May 2001.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard International Equity Advantage Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.65%	.65%	.65%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	8.06%	19.75%	8.06%*
Total Annual Portfolio Operating Expenses	8.71%	20.65%	8.71%
Fee Waiver and/or Expense Reimbursement**	7.81%	19.45%	7.86%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.90%	1.20%	.85%

*   *"Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.*

** *Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed .90%, 1.20% and .85% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.*

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 92	$1,839	$3,458	$ 7,010
Open Shares	$122	$3,765	$6,356	$10,018
R6 Shares	$ 87	$1,834	$3,455	$ 7,008

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 88% of the average value of its portfolio.

Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of US and non-US companies. In managing the Portfolio, the Investment Manager utilizes a quantitatively driven, bottom up stock selection process. The Portfolio management team selects investments for the Portfolio from a broad investment universe of non-

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard International Equity Advantage Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's

Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17   8.31%

Worst Quarter:
Q3 15   −9.21%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as

401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	5/29/15		
Returns Before Taxes		24.98%	5.67%
Returns After Taxes on Distributions		24.67%	5.32%
Returns After Taxes on Distributions and Sale of Portfolio Shares		14.88%	4.41%
Open Shares (Returns Before Taxes)	5/29/15	24.60%	5.35%
R6 Shares (Returns Before Taxes)		24.98%	5.67%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)		25.03%	5.65%

Lazard Funds Summary Section

Lazard International Equity Concentrated Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.90%	.90%	.90%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.44%	7.00%	.44%*
Total Annual Portfolio Operating Expenses	1.34%	8.15%	1.34%
Fee Waiver and/or Expense Reimbursement**	.29%	6.80%	.34%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.05%	1.35%	1.00%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares for the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed 1.05%, 1.35% and 1.00% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$107	$ 396	$ 706	$1,587
Open Shares	$137	$1,774	$3,309	$6,744
R6 Shares	$102	$ 391	$ 702	$1,583

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 81% of the average value of its portfolio.

Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of non-US companies. The Portfolio has a concentrated portfolio of investments, typically investing in 20 to 30 securities of non-US companies, including those whose principal business activities are located in emerging market countries. The Investment Manager seeks to realize the Portfolio's investment objective primarily frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

Large Cap Companies Risk. Investments in large cap companies may underperform other segments of the market when such other segments are in favor or because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Non-Diversification Risk. The Portfolio's NAV may be more vulnerable to changes in the market value of a single issuer or group of issuers and may be relatively more susceptible to adverse effects from

any single corporate, industry, economic, market, political or regulatory occurrence than if the Portfolio's investments consisted of securities issued by a larger number of issuers.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Concentration Risk. A Portfolio's ability to concentrate its investments in as few as 15 companies may be limited by applicable requirements of the Code, for qualification as a regulated investment company.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard International Equity Concentrated Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's

Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17   7.85%

Worst Quarter:
Q3 15   −15.4%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the

impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as

401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	8/29/14		
Returns Before Taxes		23.29%	2.42%
Returns After Taxes on Distributions		23.20%	2.29%
Returns After Taxes on Distributions and Sale of Portfolio Shares		13.58%	1.96%
Open Shares (Returns Before Taxes)	8/29/14	22.87%	2.16%
R6 Shares (Returns Before Taxes)		23.29%	2.42%
MSCI All Country World Index ex-US (reflects no deduction for fees, expenses or taxes)		27.19%	4.20%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Kevin J. Matthews, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since August 2014.

Michael A. Bennett, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since August 2014.

Michael G. Fry, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since August 2014.

Michael Powers, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since August 2014.

John R. Reinsberg, portfolio manager/analyst on various of the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since August 2014.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard International Strategic Equity Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.05%	.06%	.07%
Total Annual Portfolio Operating Expenses	.80%	1.06%	.82%
Fee Waiver and/or Expense Reimbursement*	—	—	.02%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.80%	1.06%	.80%

* To the extent the Total Annual Portfolio Operating Expenses of the R6 Shares of the Portfolio exceed the Total Annual Portfolio Operating Expenses of the Portfolio's Institutional Shares (in each case, not including management fees, custodial fees or other expenses related to the management of the Portfolio's assets), the Investment Manager has contractually agreed, until May 1, 2019, to bear the expenses of the R6 Shares in the amount of such excess. This expense limitation agreement will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 82	$255	$444	$ 990
Open Shares	$108	$337	$585	$1,294
R6 Shares	$ 82	$260	$453	$1,012

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 44% of the average value of its portfolio.

Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of non-US companies whose principal activities are located in countries represented by the MSCI EAFE Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. The Portfolio also may invest up to 15% of its assets in securities of companies whose principal business

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard International Strategic Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   23.21%

Worst Quarter:
Q3 11   −19.36%

Average Annual Total Returns
(for the periods ended December 31, 2016)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	10/31/05				
Returns Before Taxes		27.85%	7.98%	3.81%	6.83%
Returns After Taxes on Distributions		27.65%	7.68%	3.60%	6.40%
Returns After Taxes on Distributions and Sale of Portfolio Shares		16.28%	6.40%	3.12%	5.70%
Open Shares (Returns Before Taxes)	2/3/06	27.44%	7.71%	3.53%	5.42%
R6 Shares (Returns Before Taxes)	1/19/15	27.82%	N/A	N/A	6.11%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)		25.03%	7.90%	1.94%	5.07% (Institutional) 4.05% (Open) 8.59% (R6)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Mark Little, portfolio manager/analyst on the Investment Manager's International and Global Strategic Equity team, has been with the Portfolio since October 2005.

Michael A. Bennett, portfolio manager/analyst on various of the Investment Manager's International Equity teams, has been with the Portfolio since September 2008.

Robin O. Jones, portfolio manager/analyst on the Investment Manager's International and Global Strategic Equity teams, has been with the Portfolio since May 2009.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since October 2005.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard International Small Cap Equity Portfolio

Investment Objective
The Portfolio seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.34%	.34%	.34%*
Total Annual Portfolio Operating Expenses	1.09%	1.34%	1.09%
Fee Waiver and/or Expense Reimbursement**	—	—	.01%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.09%	1.34%	1.08%

*   "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

**   Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.13%, 1.43% and 1.08% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$111	$347	$601	$1,329
Open Shares	$136	$425	$734	$1,613
R6 Shares	$110	$346	$600	$1,328

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 35% of the average value of its portfolio.

Portfolio invests may respond differently to market and other developments than other types of stocks.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard International Small Cap Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   31.53%

Worst Quarter:
Q4 08   −27.07%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	12/1/93				
Returns Before Taxes		36.57%	12.58%	5.06%	7.81%
Returns After Taxes on Distributions		36.67%	12.37%	4.79%	6.80%
Returns After Taxes on Distributions and Sale of Portfolio Shares		20.76%	10.13%	4.09%	6.61%
Open Shares (Returns Before Taxes)	2/13/97	36.20%	12.25%	4.76%	7.50%
R6 Shares (Returns Before Taxes)		36.57%	12.58%	5.06%	7.81%
MSCI EAFE Small Cap Index (reflects no deduction for fees, expenses or taxes)		33.01%	12.85%	5.77%	6.39% (Institutional) 6.82% (Open)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Edward Rosenfeld, portfolio manager/analyst on the Investment Manager's Global, International and European Small Cap Equity teams, has been with the Portfolio since May 2007.

Alex Ingham, portfolio manager/analyst on the Investment Manager's Emerging Markets, International and Global Small Cap Equity teams, has been with the Portfolio since July 2012.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since December 1993.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Global Equity Select Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.80%	.80%	.80%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.50%	2.65%	.50%*
Total Annual Portfolio Operating Expenses	1.30%	3.70%	1.30%
Fee Waiver and/or Expense Reimbursement**	.25%	2.35%	.30%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.05%	1.35%	1.00%

*   *"Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.*

** *Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.05%, 1.35% and 1.00% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.*

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$107	$387	$ 689	$1,546
Open Shares	$137	$914	$1,712	$3,798
R6 Shares	$102	$382	$ 684	$1,541

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 34% of the average value of its portfolio.

undervalued, but that may not realize their perceived value for extended periods of time or may never realize their perceived value. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Large Cap Companies Risk. Investments in large cap companies may underperform other segments of the market when such other segments are in favor or because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Small and Mid Cap Companies Risk. Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Global Equity Select Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17   8.17%

Worst Quarter:
Q3 15   −6.63%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	12/31/13		
Returns Before Taxes		28.52%	8.31%
Returns After Taxes on Distributions		27.47%	7.98%
Returns After Taxes on Distributions and Sale of Portfolio Shares		17.12%	6.49%
Open Shares (Returns Before Taxes)	12/31/13	28.01%	7.98%
R6 Shares (Returns Before Taxes)		28.52%	8.31%
MSCI All Country World Index (reflects no deduction for fees, expenses or taxes)		23.97%	7.99%

Management

Investment Manager

Lazard Asset Management LLC

Portfolio Managers/Analysts

Louis Florentin-Lee, portfolio manager/analyst on the Investment Manager's Global Equity Select team, has been with the Portfolio since December 2013.

Barnaby Wilson, portfolio manager/analyst on various of the Investment Manager's Global Equity teams, has been with the Portfolio since October 2015.

Martin Flood, portfolio manager/analyst on various of the Investment Manager's US Equity teams and the Global Equity Select and Fundamental Long/Short teams, has been with the Portfolio since December 2013.

Andrew D. Lacey, portfolio manager/analyst on various of the Investment Manager's US Equity and Global Equity teams, has been with the Portfolio since December 2013.

Patrick Ryan, portfolio manager/analyst on various of the Investment Manager's Global Equity teams, has been with the Portfolio since December 2013.

Ronald Temple, portfolio manager/analyst on various of the Investment Manager's US Equity and Global Equity teams, has been with the Portfolio since December 2013.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Managed Equity Volatility Portfolio

Investment Objective
The Portfolio seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.60%	.60%	.60%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	5.77%	11.08%	5.77%*
Total Annual Portfolio Operating Expenses	6.37%	11.93%	6.37%
Fee Waiver and/or Expense Reimbursement**	5.62%	10.88%	5.67%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.75%	1.05%	.70%

*   "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed .75%, 1.05% and .70% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 77	$1,387	$2,661	$5,697
Open Shares	$107	$2,418	$4,421	$8,331
R6 Shares	$ 72	$1,382	$2,657	$5,695

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 87% of the average value of its portfolio.

Principal Investment Strategies
The Portfolio invests primarily in equity securities, principally common stocks, of US and non-US companies. In managing the Portfolio, the Investment Manager utilizes a quantitatively driven, bottom up stock selection process. A principal component of the Investment Manager's investment

possible lack of a liquid market for resale, price fluctuations and the failure of the price of the underlying security to reach a level at which the right or warrant can be prudently exercised, in which case the right or warrant may expire without being exercised and result in a loss of a Portfolio's entire investment.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Managed Equity Volatility Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's

Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17   6.71%

Worst Quarter:
Q3 15   −5.99%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as

401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	5/29/15		
Returns Before Taxes		20.57%	9.06%
Returns After Taxes on Distributions		19.30%	8.20%
Returns After Taxes on Distributions and Sale of Portfolio Shares		12.43%	6.87%
Open Shares (Returns Before Taxes)	5/29/15	20.11%	8.70%
R6 Shares (Returns Before Taxes)		20.57%	9.06%
MSCI World Index (reflects no deduction for fees, expenses or taxes)		22.40%	8.68%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Paul Moghtader, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Taras Ivanenko, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Ciprian Marin, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Craig Scholl, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Susanne Willumsen, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Global Strategic Equity Portfolio

Investment Objective
The Portfolio seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.85%	.85%	.85%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	1.18%	11.52%	1.18%*
Total Annual Portfolio Operating Expenses	2.03%	12.62%	2.03%
Fee Waiver and/or Expense Reimbursement**	.93%	11.22%	0.98%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.10%	1.40%	1.05%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares for the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed 1.10%, 1.40% and 1.05% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$112	$ 547	$1,007	$2,284
Open Shares	$143	$2,562	$4,627	$8,560
R6 Shares	$107	$ 542	$1,003	$2,280

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 65% of the average value of its portfolio.

Principal Investment Strategies
The Portfolio invests primarily in equity securities, principally common stocks, of companies that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. The Investment Manager seeks to realize the Portfolio's investment objective primarily through stock

Value Investing Risk. The Portfolio generally invests in stocks believed by the Investment Manager to be undervalued, but that may not realize their perceived value for extended periods of time or may never realize their perceived value. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Large Cap Companies Risk. Investments in large cap companies may underperform other segments of the market when such other segments are in favor or because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Small and Mid Cap Companies Risk. Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Global Strategic Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q4 17　　6.24%

Worst Quarter:
Q3 15　　−5.65%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	8/29/14		
Returns Before Taxes		24.20%	5.94%
Returns After Taxes on Distributions		–4.93%	–2.29%
Returns After Taxes on Distributions and Sale of Portfolio Shares		28.48%	3.33%
Open Shares (Returns Before Taxes)	8/29/14	23.72%	5.59%
R6 Shares (Returns Before Taxes)		24.20%	5.94%
MSCI All Country World Index (reflects no deduction for fees, expenses or taxes)		23.97%	7.40%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Robin O. Jones, portfolio manager/analyst on the Investment Manager's International and Global Strategic Equity teams, has been with the Portfolio since August 2014.

Mark Little, portfolio manager/analyst on various of the Investment Manager's International and Global Strategic Equity teams, has been with the Portfolio since August 2014.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since August 2014.

Barnaby Wilson, portfolio manager/analyst on the Investment Manager's Global Equity Select and Global Strategic Equity teams, has been with the Portfolio since August 2014.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Equity Franchise Portfolio

Investment Objective

The Portfolio seeks total return consisting of appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.80%	.80%	.80%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses*	5.76%	19.99%	5.76%
Total Annual Portfolio Operating Expenses	6.56%	21.04%	6.56%
Fee Waiver and/or Expense Reimbursement**	5.61%	19.84%	5.66%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement**	.95%	1.20%	.90%

*   "Other Expenses" are based on estimated amounts for the current fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until September 29, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .95%, 1.20% and .90% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 97	$1,441	$2,743	$ 5,825
Open Shares	$122	$3,818	$6,423	$10,049
R6 Shares	$ 92	$1,436	$2,739	$ 5,823

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the period from September 29, 2017 (commencement of operations) through December 31, 2017, the Portfolio's portfolio turnover rate was 10% of the average value of its portfolio.

Lazard Funds Summary Section

This Portfolio is closed to investment by most new investors. See page 245 for more information.

Lazard Emerging Markets Equity Portfolio

Investment Objective
The Portfolio seeks long-term capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.08%	.09%	.08%
Total Annual Portfolio Operating Expenses	1.08%	1.34%	1.08%

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$110	$343	$595	$1,317
Open Shares	$136	$425	$734	$1,613
R6 Shares	$110	$343	$595	$1,317

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 14% of the average value of its portfolio.

Principal Investment Strategies
The Portfolio invests primarily in equity securities, principally common stocks, of non-US companies whose principal activities are located in emerging market countries and that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

Emerging market countries include all countries represented by the MSCI Emerging Markets Index, which currently includes: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of companies whose principal business activities are

Portfolio invests may respond differently to market and other developments than other types of stocks.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Emerging Markets Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.

Best Quarter:
Q2 09   34.12%

Worst Quarter:
Q4 08   −30.50%



Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	7/15/94				
Returns Before Taxes		28.02%	3.21%	2.51%	7.38%
Returns After Taxes on Distributions		27.80%	2.88%	1.92%	6.59%
Returns After Taxes on Distributions and Sale of Portfolio Shares		16.73%	2.70%	2.11%	6.24%
Open Shares (Returns Before Taxes)	1/8/97	27.73%	2.94%	2.20%	7.20%
R6 Shares (Returns Before Taxes)	1/19/15	28.02%	N/A	N/A	7.15%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)		37.28%	4.35%	1.68%	6.07% (Institutional) 6.72% (Open) 9.18% (R6)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
James M. Donald, portfolio manager/analyst on the Investment Manager's Emerging Markets Equity team, has been with the Portfolio since November 2001.

Rohit Chopra, portfolio manager/analyst on the Investment Manager's Emerging Markets Equity team, has been with the Portfolio since May 2007.

Monika Shrestha, portfolio manager/analyst on the Investment Manager's Emerging Markets Equity team, has been with the Portfolio since December 2014.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since July 1994.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Emerging Markets Core Equity Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.20%	1.20%	.20%*
Total Annual Portfolio Operating Expenses	1.20%	2.45%	1.20%
Fee Waiver and/or Expense Reimbursement**	—	.85%	—
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.20%	1.60%	1.20%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.30%, 1.60% and 1.25% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$122	$381	$ 660	$1,455
Open Shares	$163	$682	$1,229	$2,722
R6 Shares	$122	$381	$ 660	$1,455

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 15% of the average value of its portfolio.

Principal Investment Strategies

In managing the Portfolio, the Investment Manager utilizes a flexible, core investment approach and engages in bottom-up, fundamental security analysis and selection. The Investment Manager may consider a security's growth or value potential in managing the Portfolio. The Portfolio may invest in ability to sell these securities when the Investment Manager deems it appropriate.

Value Investing Risk. The Portfolio invests in stocks believed by the Investment Manager to be undervalued, but that may not realize their perceived value for extended periods of time or may never realize their perceived value. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Growth Investing Risk. The Portfolio invests in stocks believed by the Investment Manager to have the potential for growth, but that may not realize such perceived potential for extended periods of

time or may never realize such perceived growth potential. Such stocks may be more volatile than other stocks because they can be more sensitive to investor perceptions of the issuing company's growth potential. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Emerging Markets Core Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's

Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17　　12.12%

Worst Quarter:
Q3 15　　−15.43%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and

may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's

Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	10/31/13		
Returns Before Taxes		40.35%	5.77%
Returns After Taxes on Distributions		40.31%	5.74%
Returns After Taxes on Distributions and Sale of Portfolio Shares		23.25%	4.59%
Open Shares (Returns Before Taxes)	10/31/13	39.80%	5.39%
R6 Shares (Returns Before Taxes)	4/6/18	40.35%	5.77%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)		37.28%	5.17%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Stephen Russell, portfolio manager/analyst on the Investment Manager's Emerging Markets Core Equity and Latin America Equity teams, has been with the Portfolio since October 2013.

Thomas Boyle, portfolio manager/analyst on the Investment Manager's Emerging Markets Core Equity and Latin America Equity teams, has been with the Portfolio since October 2013.

Paul Rogers, portfolio manager/analyst on the Investment Manager's Emerging Markets Core Equity and Latin America Equity teams, has been with the Portfolio since October 2013.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Emerging Markets Equity Advantage Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.85%	.85%	.85%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	5.32%	11.25%	5.32%*
Total Annual Portfolio Operating Expenses	6.17%	12.35%	6.17%
Fee Waiver and/or Expense Reimbursement**	5.07%	10.95%	5.12%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.10%	1.40%	1.05%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed 1.10%, 1.40% and 1.05% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$112	$1,379	$2,617	$5,587
Open Shares	$143	$2,517	$4,555	$8,475
R6 Shares	$107	$1,375	$2,613	$5,584

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 52% of the average value of its portfolio.

the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Emerging Markets Equity Advantage Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17 12.74%

Worst Quarter:
Q3 15 −15.35%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	5/29/15		
Returns Before Taxes		42.52%	10.11%
Returns After Taxes on Distributions		42.40%	9.88%
Returns After Taxes on Distributions and Sale of Portfolio Shares		24.65%	7.96%
Open Shares (Returns Before Taxes)	5/29/15	42.09%	9.78%
R6 Shares (Returns Before Taxes)		42.52%	10.11%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)		37.28%	8.25%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Paul Moghtader, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Taras Ivanenko, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Ciprian Marin, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Craig Scholl, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Susanne Willumsen, portfolio manager/analyst on various of the Investment Manager's Global Advantage portfolio management teams, has been with the Portfolio since May 2015.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Developing Markets Equity Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.18%	.33%	.18%*
Total Annual Portfolio Operating Expenses	1.18%	1.58%	1.18%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$120	$375	$649	$1,432
Open Shares	$161	$499	$860	$1,878
R6 Shares	$120	$375	$649	$1,432

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 46% of the average value of its portfolio.

Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of non-US companies whose principal activities are located in emerging market countries (also known as "developing markets").

Emerging market countries include all countries represented by the MSCI Emerging Markets Index, which currently includes: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

The Investment Manager employs a relative growth investment philosophy that is based on value creation through the process of bottom-up stock selection. The Investment Manager's approach consists of an analytical framework, accounting

Large Cap Companies Risk. Investments in large cap companies may underperform other segments of the market when such other segments are in favor or because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Growth Investing Risk. The Portfolio invests in stocks believed by the Investment Manager to have the potential for growth, but that may not realize such perceived potential for extended periods of time or may never realize such perceived growth potential. Such stocks may be more volatile than other stocks because they can be more sensitive to investor perceptions of the issuing company's growth potential. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Developing Markets Equity Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.

Best Quarter:
Q2 09   56.64%

Worst Quarter:
Q4 08   −34.54%



Average Annual Total Returns
(for the periods ended December 31, 2017)
After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares

because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	9/30/08			
Returns Before Taxes		41.15%	4.02%	6.88%
Returns After Taxes on Distributions		41.23%	3.96%	–6.20%
Returns After Taxes on Distributions and Sale of Portfolio Shares		23.50%	3.22%	5.42%
Open Shares (Returns Before Taxes)	9/30/08	40.56%	3.65%	6.53%
R6 Shares (Returns Before Taxes)		41.15%	4.02%	6.88%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)		37.28%	4.35%	6.77%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Kevin O'Hare, portfolio manager/analyst on the Investment Manager's Developing Markets Equity team, has been with the Portfolio since September 2008.

Peter Gillespie, portfolio manager/analyst on the Investment Manager's Developing Markets Equity team, has been with the Portfolio since September 2008.

James M. Donald, portfolio manager/analyst on the Investment Manager's Emerging Markets Equity team, has been with the Portfolio since September 2008.

John R. Reinsberg, portfolio manager/analyst on the Investment Manager's Global Equity and International Equity teams, has been with the Portfolio since September 2008.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Emerging Markets Equity Blend Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.21%	.36%	.21%*
Total Annual Portfolio Operating Expenses	1.21%	1.61%	1.21%
Fee Waiver and/or Expense Reimbursement**	—	.01%	—
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.21%	1.60%	1.21%

* *"Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.*

** *Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.30%, 1.60% and 1.25% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.*

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$123	$384	$665	$1,466
Open Shares	$163	$507	$875	$1,910
R6 Shares	$123	$384	$665	$1,466

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 57% of the average value of its portfolio.

Principal Investment Strategies

The Investment Manager allocates the Portfolio's assets among various emerging markets equity strategies managed by the Investment Manager (and other emerging markets equity securities held in other strategies managed by the Investment Manager) in proportions consistent with the Investment Manager's evaluation of various

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Emerging Markets Equity Blend Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q3 10   17.62%

Worst Quarter:
Q3 11   −24.35%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	5/28/10			
Returns Before Taxes		35.98%	3.92%	4.73%
Returns After Taxes on Distributions		35.94%	3.80%	4.61%
Returns After Taxes on Distributions and Sale of Portfolio Shares		20.87%	3.19%	3.85%
Open Shares (Returns Before Taxes)	5/28/10	35.38%	4.62%	4.43%
R6 Shares (Returns Before Taxes)		35.98%	3.92%	4.73%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)		37.28%	4.35%	5.50%

Lazard Funds Summary Section

Lazard Emerging Markets Multi-Asset Portfolio

Investment Objective

The Portfolio seeks total return from current income and capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.23%	1.82%	.23%*
Acquired Fund Fees and Expenses	.01%	.01%	.01%
Total Annual Portfolio Operating Expenses	1.24%	3.08%	1.24%
Fee Waiver and/or Expense Reimbursement**	—	1.47%	—
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement***	1.24%	1.61%	1.24%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2028, to the extent Total Annual Portfolio Operating Expenses exceed 1.30%, 1.60% and 1.25% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

*** Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.23%, 1.60% and 1.23% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$131	$409	$708	$1,556
Open Shares	$169	$523	$902	$1,965
R6 Shares	$131	$409	$708	$1,556

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 95% of the average value of its portfolio.

Principal Investment Strategies

The Investment Manager allocates the Portfolio's assets among various emerging markets equity, debt and currency investment strategies managed by the Investment Manager in proportions consistent with the Investment Manager's evaluation of various

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Emerging Markets Multi-Asset Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 12   12.14%

Worst Quarter:
Q3 11   −14.99%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	3/31/11			
Returns Before Taxes		22.08%	1.59%	.92%
Returns After Taxes on Distributions		21.50%	1.27%	.66%
Returns After Taxes on Distributions and Sale of Portfolio Shares		12.81%	1.23%	.73%
Open Shares (Returns Before Taxes)	3/31/11	21.64%	1.25%	.59%
R6 Shares (Returns Before Taxes)		22.08%	1.59%	.92%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)		37.28%	4.35%	2.34%

Lazard Funds Summary Section

Lazard Emerging Markets Debt Portfolio

Investment Objective

The Portfolio seeks total return from current income and capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.18%	.36%	43.13%
Acquired Fund Fees and Expenses	.01%	.01%	.01%
Total Annual Portfolio Operating Expenses	.94%	1.37%	43.89%
Fee Waiver and/or Expense Reimbursement*	—	.16%	42.98%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement**	.94%	1.21%	.91%

* Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .95%, 1.20% and .90% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, and from May 1, 2019 through May 1, 2028, to the extent Total Annual Portfolio Operating Expenses exceed 1.10%, 1.40% and 1.05% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively. All limitations on Total Annual Portfolio Operating Expenses are exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

** Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are .93%, 1.20% and .90% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 96	$ 300	$ 520	$1,155
Open Shares	$123	$ 418	$ 735	$1,632
R6 Shares	$ 93	$6,022	$8,236	$9,443

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the



Best Quarter:
Q1 12   7.52%

Worst Quarter:
Q2 13   −7.60%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

The 50% JPMorgan Emerging Market Bond Index Global Diversified Index/50% JPMorgan Government Bond Index—Emerging Markets Global Diversified Index shown in the table is an unmanaged index created by the Investment Manager, and is a 50/50 blend of the JPMorgan Emerging Market Bond Index Global Diversified Index and the JPMorgan Government Bond Index—Emerging Markets Global Diversified Index.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	2/28/11			
Returns Before Taxes		12.70%	.36%	3.08%
Returns After Taxes on Distributions		10.20%	−.92%	1.56%
Returns After Taxes on Distributions and Sale of Portfolio Shares		7.21%	−0.32%	1.73%
Open Shares (Returns Before Taxes)	2/28/11	12.43%	.06%	2.78%
R6 Shares (Returns Before Taxes)	7/28/16	12.76%	N/A	6.42%
JPMorgan Emerging Market Bond Index Global Diversified® Index (reflects no deduction for fees, expenses or taxes)		10.26%	4.58%	6.94% (Institutional and Open) 5.71% (R6)
JPMorgan Government Bond Index – Emerging Markets Global Diversified® Index (reflects no deduction for fees, expenses or taxes)		15.21%	−1.55%	.88% (Institutional and Open) 7.93% (R6)
50% JPMorgan Emerging Market Bond Index Global Diversified Index/ 50% JPMorgan Government Bond Index – Emerging Markets Global Diversified Index (reflects no deduction for fees, expenses or taxes)		12.74%	1.53%	3.94% (Institutional and Open) 6.85% (R6)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Arif T. Joshi, portfolio manager/analyst on the Investment Manager's Emerging Markets Debt team, has been with the Portfolio since February 2011.

Denise S. Simon, portfolio manager/analyst on the Investment Manager's Emerging Markets Debt team, has been with the Portfolio since February 2011.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Emerging Markets Income Portfolio

Investment Objective

The Portfolio seeks total return consisting of appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.65%	.65%	.65%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	1.44%	11.57%	1.44%*
Acquired Fund Fees and Expenses	.01%	.01%	.01%
Total Annual Portfolio Operating Expenses	2.10%	12.48%	2.10%
Fee Waiver and/or Expense Reimbursement**	1.19%	11.42%	11.24%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement***	.91%	1.06%	.86%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .90%, 1.05% and .85% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

*** Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are .90%, 1.05% and .85% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 93	$ 543	$1,019	$2,337
Open Shares	$108	$2,512	$4,570	$8,509
R6 Shares	$ 88	$ 538	$1,015	$2,333

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 74% of the average value of its portfolio.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Emerging Markets Income Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 17   5.77%

Worst Quarter:
Q3 15   −6.39%

Average Annual Total Returns

(for the periods ended December 31, 2017)
After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	4/30/14		
Returns Before Taxes		11.73%	−.86%
Returns After Taxes on Distributions		10.46%	−1.48%
Returns After Taxes on Distributions and Sale of Portfolio Shares		6.62%	−.91%
Open Shares (Returns Before Taxes)	4/30/14	11.42%	−1.15%
R6 Shares (Returns Before Taxes)		11.73%	−.86%
JP Morgan Emerging Local Markets Index Plus (reflects no deduction for fees, expenses or taxes)		11.54%	−.43%

Lazard Funds Summary Section

Lazard Explorer Total Return Portfolio

Investment Objective

The Portfolio seeks total return from current income and capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees*	.90%	.90%	.90%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.14%	1.19%	.14%**
Acquired Fund Fees and Expenses	.03%	.03%	.03%
Total Annual Portfolio Operating Expenses	1.07%	2.37%	1.07%
Fee Waiver and/or Expense Reimbursement***	—	.94%	—
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement****	1.07%	1.43%	1.07%

*   *Restated to reflect current management fee.*

**   *"Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.*

***   *Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.10%, 1.40% and 1.05% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.*

****   *Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.04%, 1.40% and 1.04% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.*

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$109	$340	$ 590	$1,306
Open Shares	$146	$649	$1,180	$2,634
R6 Shares	$109	$340	$ 590	$1,306

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's turnover rate was 152% of the average value of its portfolio.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Explorer Total Return Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of broad measures of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 16   3.74%

Worst Quarter:
Q4 14   −3.93%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

The 50% JPMorgan Emerging Market Bond Index Global Diversified Index/50% JPMorgan Government Bond Index—Emerging Markets Global Diversified Index shown in the table is an unmanaged index created by the Investment Manager, and is a 50/50 blend of the JPMorgan Emerging Market Bond Index Global Diversified Index and the JPMorgan Government Bond Index—Emerging Markets Global Diversified Index.

	Inception Date	1 Year	Life of Portfolio
Institutional Shares:	6/28/13		
Returns Before Taxes		6.65%	1.86%
Returns After Taxes on Distributions		5.02%	.46%
Returns After Taxes on Distributions and Sale of Portfolio Shares		3.67%	.77%
Open Shares (Returns Before Taxes)	6/28/13	6.26%	1.53%
R6 Shares (Returns Before Taxes)		6.65%	1.86%
JPMorgan Emerging Market Bond Index Global Diversified® Index (reflects no deduction for fees, expenses or taxes)		10.26%	7.00%
JPMorgan Government Bond Index – Emerging Markets Global Diversified® Index (reflects no deduction for fees, expenses or taxes)		15.21%	–.09%
50% JPMorgan Emerging Market Bond Index Global Diversified Index/ 50% JPMorgan Government Bond Index – Emerging Markets Global Diversified Index (reflects no deduction for fees, expenses or taxes)		12.74%	3.47%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Arif T. Joshi, portfolio manager/analyst on the Investment Manager's Emerging Markets Debt team, has been with the Portfolio since June 2013.

Denise S. Simon, portfolio manager/analyst on the Investment Manager's Emerging Markets Debt team, has been with the Portfolio since June 2013.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard US Corporate Income Portfolio

Investment Objective

The Portfolio seeks maximum total return from a combination of capital appreciation and current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.55%	.55%	.55%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.12%	.33%	1.14%
Acquired Fund Fees and Expenses	.02%	.02%	.02%
Total Annual Portfolio Operating Expenses	.69%	1.15%	1.71%
Fee Waiver and/or Expense Reimbursement*	.12%	.28%	1.14%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement**	.57%	.87%	.57%

*   Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .55%, .85% and .55% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

** Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are .55%, .85% and .55% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$58	$209	$372	$ 847
Open Shares	$89	$338	$606	$1,373
R6 Shares	$58	$427	$821	$1,924

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the

interest or principal payments, or will not make payments on a timely basis. Non-investment grade securities tend to be more volatile, less liquid and are considered speculative. If there is a decline, or perceived decline, in the credit quality of a debt security (or any guarantor of payment on such security), the security's value could fall, potentially lowering the Portfolio's share price. The prices of non-investment grade securities, unlike investment grade debt securities, may fluctuate unpredictably and not necessarily inversely with changes in interest rates. The market for these securities may be less liquid and therefore these securities may be harder to value or sell at an acceptable price, especially during times of market volatility or decline.

Non-US Securities Risk. The Portfolio's performance will be influenced by political, social and economic factors affecting the non-US countries and companies in which the Portfolio invests. Non-US securities carry special risks, such as less developed or less efficient trading markets, political instability, a lack of company information, differing auditing and legal standards, and, potentially, less liquidity. In addition, investments denominated in currencies other than US dollars may experience a decline in value, in US dollar terms, due solely to fluctuations in currency exchange rates. Emerging market countries can generally have economic structures that are less diverse and mature, and political systems that are less stable, than those of developed countries.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard US Corporate Income Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year

over the past 10 calendar years. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   13.08%

Worst Quarter:
Q4 08   −15.96%

Average Annual Total Returns
(for the periods ended December 31, 2017)
After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the

impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

	Inception Date	1 Year	5 Years	10 Years	Life of Portfolio
Institutional Shares:	1/2/98				
Returns Before Taxes		5.09%	4.73%	5.95%	4.38%
Returns After Taxes on Distributions		3.03%	2.44%	3.42%	1.33%
Returns After Taxes on Distributions and Sale of Portfolio Shares		2.86%	2.55%	3.49%	1.87%
Open Shares (Returns Before Taxes)	2/24/98	4.77%	4.38%	5.64%	3.86%
R6 Shares (Returns Before Taxes)	11/3/16	5.09%	N/A	N/A	5.59%
ICE BoAML BB-B US Cash Pay Non-Distressed High Yield® Index (reflects no deduction for fees, expenses or taxes)		7.03%	5.65%	6.71%	6.54% (Institutional) 6.49% (Open) 7.40% (R6)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Jeffrey Clarke, portfolio manager/analyst on the Investment Manager's US Fixed Income team, has been with the Portfolio since August 2017.

Eulogio (Joe) Ramos, portfolio manager/analyst on the Investment Manager's US Fixed Income teams, has been with the Portfolio since February 2016.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard US Short Duration Fixed Income Portfolio

Investment Objective
The Portfolio seeks total return and preservation of capital.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.25%	.25%	.25%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.18%	33.38%	.18%*
Total Annual Portfolio Operating Expenses	.43%	33.88%	.43%
Fee Waiver and/or Expense Reimbursement**	.03%	33.18%	.08%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.40%	.70%	.35%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .40%, .70% and .35% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$41	$ 135	$ 238	$ 539
Open Shares	$72	$5,245	$7,862	$10,053
R6 Shares	$36	$ 130	$ 233	$ 534

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 108% of the average value of its portfolio.



Best Quarter:
Q2 11   1.85%

Worst Quarter:
Q2 13   −2.24%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31,

2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

The Portfolio changed its investment strategy on June 28, 2013. Prior to that that date, the Portfolio invested in US municipal securities and the performance prior to June 28, 2013 reflects that investment strategy.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	2/28/11			
Returns Before Taxes		.72%	.17%	1.14%
Returns After Taxes on Distributions		.10%	−.23%	.65%
Returns After Taxes on Distributions and Sale of Portfolio Shares		.41%	−.05%	.69%
Open Shares (Returns Before Taxes)	2/28/11	.32%	.09%	.99%
R6 Shares (Returns Before Taxes)		.72%	.17%	1.14%
ICE BoAML 1-3 Year US Treasury Index (reflects no deduction for fees, expenses or taxes)		.42%	.56%	.69%

Lazard Funds Summary Section

Lazard Global Fixed Income Portfolio

Investment Objective

The Portfolio seeks total return from current income and capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.50%	.50%	.50%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	3.79%	42.03%	3.79%*
Total Annual Portfolio Operating Expenses	4.29%	42.78%	4.29%
Fee Waiver and/or Expense Reimbursement**	3.59%	41.78%	3.64%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.70%	1.00%	.65%

*   *"Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.*
** *Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .70%, 1.00% and .65% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the management agreement between the Manager and the Fund, on behalf of the Portfolio.*

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 72	$ 973	$1,887	$4,230
Open Shares	$102	$5,956	$8,222	$9,520
R6 Shares	$ 66	$ 968	$1,883	$4,226

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 42% of the average value of its portfolio.

Derivatives and Hedging Risk. Derivatives transactions, including those entered into for hedging purposes (*i.e.*, seeking to protect Portfolio investments), may increase volatility, reduce returns, limit gains or magnify losses, perhaps substantially, particularly since most derivatives have a leverage component that provides investment exposure in excess of the amount invested. Forward currency contracts, structured products and other over-the-counter derivatives transactions are subject to the risk of default by the counterparty and can be illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. These derivatives transactions are subject to many of the risks of, and can be highly sensitive to changes in the value of, the related currency or other reference asset. As such, a small investment could have a potentially large impact on the Portfolio's performance. Derivatives transactions incur costs, either explicitly or implicitly, which reduce return. In fact, many derivatives may be subject to greater risks than those associated with investing directly in the underlying or other reference asset. Derivatives transactions incur costs, either explicitly or implicitly, which reduce returns, and costs of engaging in such transactions may outweigh any gains or any losses averted from hedging activities. Successful use of derivatives, whether for hedging or for other investment purposes, is subject to the Investment Manager's ability to predict correctly movements in the direction of the relevant reference asset or market and, for hedging activities, correlation of the derivative instruments used with the investments seeking to be hedged. Use of derivatives transactions, even if entered into for hedging purposes, may cause the Portfolio to experience losses greater than if the Portfolio had not engaged in such transactions.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Global Fixed Income Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 16   5.14%

Worst Quarter:
Q4 16   −7.01%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	5 Years	Since Inception
Institutional Shares:	3/30/12			
Returns Before Taxes		7.87%	−.09%	.49%
Returns After Taxes on Distributions		6.83%	−.65%	−.02%
Returns After Taxes on Distributions and Sale of Portfolio Shares		4.44%	−.31%	.17%
Open Shares (Returns Before Taxes)	3/30/12	7.55%	−.39%	.19%
R6 Shares (Returns Before Taxes)		7.87%	−.09%	.49%
Bloomberg Barclays Global Aggregate Index (reflects no deduction for fees, expenses or taxes)		7.39%	.79%	1.28%

Management

Investment Manager

Lazard Asset Management LLC

Portfolio Managers/Analysts

Yvette Klevan, portfolio manager/analyst on the Investment Manager's Global Fixed Income team, has been with the Portfolio since March 2012.

Jared Daniels, portfolio manager/analyst on the Investment Manager's Global Fixed Income team, has been with the Portfolio since March 2012.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard US Realty Income Portfolio

Investment Objectives

The Portfolio's primary investment objective is current income, with long-term capital appreciation as a secondary objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.57%	.56%	.57%*
Total Annual Portfolio Operating Expenses	1.32%	1.56%	1.32%
Fee Waiver and/or Expense Reimbursement**	.32%	.26%	.37%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%	1.30%	.95%

* *"Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.*

** *Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.00%, 1.30% and .95% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.*

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$102	$387	$693	$1,562
Open Shares	$132	$467	$825	$1,834
R6 Shares	$ 97	$382	$688	$1,558

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 73% of the average value of its portfolio.

reorganization on September 23, 2011. The bar chart shows how the performance of the Portfolio's Open Shares (or the Predecessor Realty Income Fund's Class A shares, prior to September 23, 2011) has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q1 13   12.15%

Worst Quarter:
Q2 15   –8.97%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Open Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

Both the US Realty Income Index and the Hybrid Index shown in the table below are unmanaged indices created by the Investment Manager. The US Realty Income Index links the performance of the Hybrid Index for all periods through March 31, 2017 (when the Portfolio's primary index changed) and 50/50 blend of the MSCI REIT Preferred® Index and MSCI USA IMI Core Real Estate® Index for all periods thereafter. The Hybrid Index is a 50/50 blend of the FTSE NAREIT All Equity REITs Index and the Wells Fargo Hybrid and Preferred Securities REIT Index.

Effective as of April 1, 2017, the US Realty Income Index replaced the Hybrid Index as the Portfolio's primary index. The Investment Manager believes that the new index provides a more appropriate comparison of Portfolio performance than the prior index.

	Inception Date	1 Year	5 Years	Life of Portfolio
Open Shares:	7/30/08			
Returns Before Taxes		2.90%	4.36%	8.76%
Returns After Taxes on Distributions		1.64%	1.71%	4.82%
Returns After Taxes on Distributions and Sale of Portfolio Shares		1.81%	2.33%	5.53%
Institutional Shares (Returns Before Taxes)	9/26/11	3.20%	4.65%	8.81%
R6 Shares (Returns Before Taxes)		3.20%	4.65%	8.81%
US Realty Income Index (reflects no deduction for fees, expenses or taxes)		9.85%	8.45%	9.97% (Open) 10.68% (Institutional)
FTSE NAREIT All Equity REITs Index (reflects no deduction for fees, expenses or taxes)		8.67%	9.84%	8.13% (Open) 13.17% (Institutional)
Wells Fargo Hybrid and Preferred Securities REIT Index (reflects no deduction for fees, expenses or taxes)		11.49%	6.88%	10.96% (Open) 7.97% (Institutional)
Hybrid Index (reflects no deduction for fees, expenses or taxes)		10.11%	8.50%	10.00% (Open) 10.73% (Institutional)
S&P 500 Index (reflects no deductions for fees, expenses or taxes)		21.83%	15.79%	10.46% (Open) 17.08% (Institutional)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Jay P. Leupp, portfolio manager/analyst on the Investment Manager's Global Real Estate Securities team, has been with the Portfolio since September 2011 and previously was a portfolio manager of the Predecessor Realty Income Fund since July 2008.

Gautam Garg, portfolio manager/analyst on the Investment Manager's Global Real Estate Securities team, has been with the Portfolio since May 2017.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard US Realty Equity Portfolio

Investment Objectives

The Portfolio's primary investment objective is long-term capital appreciation, with current income, including interest and dividends from portfolio securities, as a secondary objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees*	.75%	.75%	.75%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.32%	.28%	.32%**
Total Annual Portfolio Operating Expenses	1.07%	1.28%	1.07%
Fee Waiver and/or Expense Reimbursement***	.07%	—	.12%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%	1.28%	0.95%

*   Restated to reflect current management fee.
** "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.
*** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through May 1, 2028, to the extent Total Annual Portfolio Operating Expenses exceed 1.00%, 1.30% and 0.95% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$102	$333	$583	$1,299
Open Shares	$130	$406	$702	$1,545
R6 Shares	$ 97	$328	$578	$1,295

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 32% of the average value of its portfolio.

shows how the performance of the Portfolio's Open Shares (or the Predecessor Realty Equity Fund's Class A shares, prior to September 23, 2011) has varied from year to year. Updated performance information is available at

www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q4 11   22.47%

Worst Quarter:
Q2 15   −7.61%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Open Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares.

R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

Effective as of January 1, 2018, the MSCI US REIT Index replaced the FTSE NAREIT All Equity REITs Index as the Portfolio's primary index. The Investment Manager believes that the new index provides a more appropriate comparison of Portfolio performance than the prior index.

	Inception Date	1 Year	5 Years	Life of Portfolio
Open Shares:	12/31/08			
Returns Before Taxes		7.69%	8.47%	17.60%
Returns After Taxes on Distributions		4.98%	6.49%	10.52%
Returns After Taxes on Distributions and Sale of Portfolio Shares		6.13%	6.14%	9.91%
Institutional Shares (Returns Before Taxes)	9/26/11	7.93%	8.75%	13.57%
R6 Shares (Returns Before Taxes)		7.93%	8.75%	13.57%
FTSE NAREIT All Equity REITs Index (reflects no deduction for fees, expenses or taxes)		8.67%	9.84%	14.54% (Open) 13.17% (Institutional)
MSCI US REIT Index		3.74%	7.99%	12.76% (Open) 11.10% (Institutional)
MSCI USA IMI Core Real Estate Index		6.78%	N/A	N/A (Open) N/A (Institutional)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Jay P. Leupp, portfolio manager/analyst on the Investment Manager's Global Real Estate Securities team, has been with the Portfolio since September 2011 and previously was a portfolio manager of the Predecessor Realty Equity Fund since December 2008.

Gautam Garg, portfolio manager/analyst on the Investment Manager's Global Real Estate Securities team, has been with the Portfolio since May 2017.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Global Realty Equity Portfolio

Investment Objectives

The Portfolio's primary investment objective is long-term capital appreciation, with current income, including interest and dividends from portfolio securities, as a secondary objective.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.85%	.85%	.85%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	3.72%	4.42%	3.72%*
Total Annual Portfolio Operating Expenses	4.57%	5.52%	4.57%
Fee Waiver and/or Expense Reimbursement**	3.57%	4.22%	3.57%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%	1.30%	1.00%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.00%, 1.30% and 1.00% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$102	$1,057	$2,020	$4,463
Open Shares	$132	$1,271	$2,398	$5,165
R6 Shares	$102	$1,057	$2,020	$4,463

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 82% of the average value of its portfolio.



Best Quarter:
Q1 12   18.64%

Worst Quarter:
Q4 16   −5.37%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Open Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the

extent that the classes do not have the same expenses.

The Global Realty Linked Index is an unmanaged index created by the Investment Manager which links the performance of the FTSE EPRA/NAREIT Global Index ex-US for all periods through August 14, 2013 (after which the Portfolio's investment strategy changed from investing primarily in non-US realty companies to a global approach) and the FTSE EPRA/NAREIT Global Index for all periods thereafter.

Effective as of January 1, 2018, the MSCI ACWI REITs Index replaced the FTSE EPRA/NAREIT Global Index as the Portfolio's primary index. The Investment Manager believes that the new index provides a more appropriate comparison of Portfolio performance than the prior index.

	Inception Date	1 Year	5 Years	Life of Portfolio
Open Shares:	12/31/08			
Returns Before Taxes		14.36%	5.36%	13.61%
Returns After Taxes on Distributions		13.07%	3.02%	8.14%
Returns After Taxes on Distributions and Sale of Portfolio Shares		8.88%	3.31%	7.59%
Institutional Shares (Returns Before Taxes)	9/26/11	14.69%	5.68%	10.92%
R6 Shares (Returns Before Taxes)		14.69%	5.68%	10.92%
FTSE EPRA/NAREIT Global Index (reflects no deduction for fees, expenses or taxes)		13.99%	6.22%	11.49% (Open) 10.32% (Institutional)
MSCI ACWI REITs Index (reflects no deduction for fees, expenses or taxes)		10.50%	7.05%	11.47% (Open) 10.49% (Institutional)
Global Realty Linked Index (reflects no deduction for fees, expenses or taxes)		13.99%	6.07%	11.46% (Open) 10.72% (Institutional)
MSCI ACWI IMI Core Real Estate® Index		15.53%	N/A	N/A (Open) N/A (Institutional)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Jay P. Leupp, portfolio manager/analyst on the Investment Manager's Global Real Estate Securities team, has been with the Portfolio since September 2011 and previously was a portfolio manager of the Predecessor International Realty Fund since December 2008.

Gautam Garg, portfolio manager/analyst on the Investment Manager's Global Real Estate Securities team, has been with the Portfolio since May 2017.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Global Listed Infrastructure Portfolio

Investment Objective
The Portfolio seeks total return.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.90%	.90%	.90%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.05%	.06%	.05%[1]
Acquired Fund Fees and Expenses	.01%	.01%	.01%
Total Annual Portfolio Operating Expenses[2]	.96%	1.22%	.96%

[1] "Other Expenses" are based on estimated amounts for the current fiscal year, using "Other Expenses" for Institutional Shares from the last fiscal year.
[2] Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses are .95%, 1.21% and .95% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example
This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 98	$306	$531	$1,178
Open Shares	$124	$387	$670	$1,477
R6 Shares	$ 98	$306	$531	$1,178

Portfolio Turnover
The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 33% of the average value of its portfolio.

Principal Investment Strategies
The Portfolio invests primarily in equity securities, principally common stocks, of infrastructure companies and concentrates its investments in industries represented by infrastructure companies. The Investment Manager focuses on companies with a minimum market capitalization of $250 million that own physical infrastructure and which the Investment Manager believes are undervalued.

Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of infrastructure companies, which consist of utilities, pipelines, toll roads, airports, railroads, ports, telecommunications and other infrastructure



Best Quarter:
Q3 10   12.17%

Worst Quarter:
Q3 11   −9.85%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

The Custom Infrastructure Index (Hedged) is an index created by the Portfolio's Investment Manager, which is the performance of the UBS Global 50/50 Infrastructure & Utilities® Index (Hedged) for all periods through March 31, 2015, when the index ceased to be published, and the FTSE Developed Core Infrastructure 50/50® Index (Hedged) for all periods thereafter.

Effective as of May 1, 2018, the Custom Infrastructure Index (Hedged) was replaced with the MSCI World Core Infrastructure Index. The Investment Manager believes that the new index is an appropriate alternative to the prior index.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	12/31/09			
Returns Before Taxes		20.80%	16.59%	13.05%
Returns After Taxes on Distributions		18.82%	14.19%	11.42%
Returns After Taxes on Distributions and Sale of Portfolio Shares		13.24%	12.69%	10.35%
Open Shares (Returns Before Taxes)	12/31/09	20.47%	16.29%	12.71%
R6 Shares (Returns Before Taxes)		20.80%	16.59%	13.05%
Custom Infrastructure Index (Hedged) (reflects no deduction for fees, expenses or taxes)		13.95%	12.86%	9.88%
MSCI World Index (reflects no deduction for fees, expenses or taxes)		22.40%	11.64%	9.85%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Bertrand Cliquet, portfolio manager/analyst on the Investment Manager's Global Listed Infrastructure and Global Equity Franchise teams, has been with the Portfolio since September 2017.

Matthew Landy, portfolio manager/analyst on the Investment Manager's Global Listed Infrastructure and Global Equity Franchise teams, has been with the Portfolio since March 2016.

John Mulquiney, portfolio manager/analyst on the Investment Manager's Global Listed Infrastructure and Global Equity Franchise teams, has been with the Portfolio since December 2009.

Warryn Robertson, portfolio manager/analyst on the Investment Manager's Global Listed Infrastructure and Global Equity Franchise teams, has been with the Portfolio since December 2009.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolio" on page 178.

Lazard Funds Summary Section

Lazard Real Assets and Pricing Opportunities Portfolio

Investment Objective

The Portfolio seeks total return consisting of appreciation and income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.70%	.70%	.70%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses *(including expenses of the Portfolio's subsidiary)**	2.37%	11.5%	2.37%
Acquired Fund Fees and Expenses	.07%	.07%	.07%
Total Annual Portfolio Operating Expenses*	3.14%	12.52%	3.14%
Fee Waiver and/or Expense Reimbursement**	2.17%	11.30%	2.22%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement***	.97%	1.22%	.92%

*　Other Expenses and Total Annual Portfolio Operating Expenses include the estimated expenses of the Portfolio's subsidiary, which will vary based on the amount of the Portfolio's investment in the subsidiary. The expenses of the subsidiary included in Other Expenses reflect the Portfolio's anticipated average allocation to the subsidiary.

**　Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .90%, 1.15% and .85% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

***　Excluding Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are .90%, 1.15% and .85% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 92	$ 758	$1,449	$3,292
Open Shares	$117	$2,526	$4,586	$8,524
R6 Shares	$ 87	$ 753	$1,444	$3,288

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the

exchanges and their terms generally provide for a return that tracks specified market indexes. However, unlike ETFs, ETNs are not registered investment companies and thus are not regulated under the 1940 Act. In addition, as debt securities, ETNs are subject to the additional risk of the creditworthiness of the issuer. ETNs typically do not make periodic interest payments.

Tax Status Risk. Income and gains from commodities or certain commodity-linked derivative instruments do not constitute "qualifying income" to the Portfolio for purposes of qualification as a "regulated investment company" ("RIC") for federal income tax purposes. Without such qualification, the Portfolio could be subject to tax. The tax treatment of some of the Portfolio's investments in the Subsidiary and commodity-linked derivatives may be adversely affected by future legislation, regulations of the US Treasury Department or guidance issued by the Internal Revenue Service (the "IRS"), or otherwise affect the character, timing and/or amount of the Portfolio's taxable income or any gains and distributions made by the Portfolio.

Subsidiary Risk. The Portfolio invests in the Subsidiary, which is not registered as an investment company under the 1940 Act. A regulatory change in the US or the Cayman Islands, under which the Portfolio and the Subsidiary, respectively, are organized, that impacts the Subsidiary or how the Portfolio invests in the Subsidiary, such as a change in tax law, could adversely affect the Portfolio. By investing in the Subsidiary, the Portfolio is exposed to the risks associated with the Subsidiary's investments, which generally include the risks of investing in commodity-related derivative instruments (described elsewhere in this Prospectus).

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Real Assets and Pricing Opportunities Portfolio by showing the Portfolio's performance for the first complete calendar year of operation compared to that of a broad measure of market performance. The bar chart shows the performance of the Portfolio's Institutional Shares. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.

Best Quarter:
Q4 17   3.47%

Worst Quarter:
Q2 17   1.41%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	12/30/16		
Returns Before Taxes		9.90%	9.84%
Returns After Taxes on Distributions		9.03%	9.03%
Returns After Taxes on Distributions and Sale of Portfolio Shares		7.32%	7.32%
Open Shares (Returns Before Taxes)	1/9/17	N/A	9.28%
R6 Shares (Returns Before Taxes)		N/A	9.84%
MSCI World (Hedged US) Index (reflects no deduction for fees, expenses or taxes)		22.40%	22.18% (Open) 22.40% (Institutional)
70% MSCI World (Hedged US) Index/30% Barclays World Inflation Linked Bonds (Hedged USD) Index (reflects no deduction for fees, expenses or taxes)		14.49%	13.21% (Open) 14.49% (Institutional)

Management

Investment Manager

Lazard Asset Management LLC

Portfolio Managers/Analysts

Jai Jacob, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since December 2016.

Stephen Marra, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since December 2016.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Enhanced Opportunities Portfolio

Investment Objective

The Portfolio seeks current income and long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees*	.95%	.95%	.95%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses			
Dividend Expenses on Securities Sold Short[2]	.62%	.62%	.62%[1]
Borrowing Expenses on Securities Sold Short[3]	.91%	.88%	.91%[1]
Remainder of Other Expenses	2.06%	13.15%	2.06%[1]
Total Other Expenses	3.59%	14.65%	3.59%[1]
Acquired Fund Fees and Expenses	.06%	.06%	.06%[1]
Total Annual Portfolio Operating Expenses	4.60%	15.91%	4.60%
Fee Waiver and/or Expense Reimbursement[4]	1.76%	12.85%	1.81%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement[5]	2.84%	3.06%	2.79%

* Restated to reflect current management fee.

[1] Based on estimated amounts for the current fiscal year, using amounts for Institutional Shares for the last fiscal year.

[2] When there is a cash dividend declared on a security the Portfolio has borrowed to sell short, the Portfolio pays the lender an amount equal to the dividend and this payment is recorded as an expense.

[3] Net borrowing expenses on securities sold short, in which the Portfolio may receive income or be charged a fee on the borrowed securities.

[4] Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019 to the extent Total Annual Portfolio Operating Expenses exceed 1.25%, 1.50% and 1.20% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, dividend and interest expenses on securities sold short, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

[5] Excluding Dividend Expenses on Securities Sold Short and Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.25%, 1.50% and 1.20% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$287	$1,231	$2,182	$4,593
Open Shares	$309	$3,208	$5,510	$9,395
R6 Shares	$282	$1,226	$2,178	$4,591

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

High Portfolio Turnover Risk. The Portfolio's investment strategy may involve high portfolio turnover (such as 100% or more). A portfolio turnover rate of 100%, for example, is equivalent to the Portfolio buying and selling all of its securities once during the course of the year. A high portfolio turnover rate could result in high transaction costs and an increase in taxable capital gains distributions to the Portfolio's shareholders, which will reduce returns to shareholders.

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Enhanced Opportunities Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q3 16   2.33%

Worst Quarter:
Q4 15   −1.64%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	12/31/14		
Returns Before Taxes		5.56%	2.52%
Returns After Taxes on Distributions		1.18%	−.51%
Returns After Taxes on Distributions and Sale of Portfolio Shares		.57%	57%
Open Shares (Returns Before Taxes)	12/31/14	5.16%	2.18%
R6 Shares (Returns Before Taxes)		5.56%	2.52%
BofA Merrill Lynch U.S. Convertible ex Mandatory Index (reflects no deduction for fees, expenses or taxes)		15.70%	7.92%
HFRX Global Hedge Fund Index (reflects no deduction for fees, expenses or taxes)		5.99%	1.54%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Sean Reynolds, a portfolio manager/analyst on the Investment Manager's capital structure and convertibles-based teams, has been with the Portfolio since December 2014.

Frank Bianco, a portfolio manager/analyst on the Investment Manager's capital structure and convertibles-based teams, has been with the Portfolio since December 2014.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Fundamental Long/Short Portfolio

Investment Objective

The Portfolio seeks capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.40%	1.40%	1.40%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses			
Dividend Expenses on Securities Sold Short[2]	1.20%	1.19%	1.20%[1]
Borrowing Expenses on Securities Sold Short[3]	.71%	.73%	.71%[1]
Remainder of Other Expenses	.23%	.27%	.23%[1]
Total Other Expenses	2.14%	2.19%	2.14%[1]
Acquired Fund Fees and Expenses	.08%	.08%	.08%
Total Annual Portfolio Operating Expenses[4]	3.62%	3.92%	3.62%

[1] Based on estimated amounts for the current fiscal year, using amounts for Institutional Shares from the last fiscal year.
[2] When there is a cash dividend declared on a security the Portfolio has borrowed to sell short, the Portfolio pays the lender an amount equal to the dividend and this payment is recorded as an expense.
[3] Net borrowing expenses on securities sold short, in which the Portfolio may receive income or be charged a fee on the borrowed securities.
[4] Excluding Dividend and Borrowing Expenses on Securities Sold Short and Acquired Fund Fees and Expenses, the Total Annual Portfolio Operating Expenses are 1.63%, 1.92% and 1.63% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$364	$1,109	$1,873	$3,880
Open Shares	$394	$1,195	$2,014	$4,138
R6 Shares	$364	$1,109	$1,873	$3,880

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. For the last fiscal year, the Portfolio's portfolio turnover rate was 180% of the average value of its portfolio (excluding securities sold short).

Principal Investment Strategies

The Portfolio utilizes a long/short investment strategy through investments in equity securities, principally common stocks, and derivative instruments that provide exposure to such equity securities. The Investment Manager's approach in

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Fundamental Long/Short Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of a broad measure of market performance. The bar chart shows how the performance of the Portfolio's

Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q4 14   11.47%

Worst Quarter:
Q1 16   −4.63%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their

shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	4/30/14		
Returns Before Taxes		5.67%	4.51%
Returns After Taxes on Distributions		5.67%	4.31%
Returns After Taxes on Distributions and Sale of Portfolio Shares		3.21%	3.40%
Open Shares (Returns Before Taxes)	4/30/14	5.43%	4.24%
R6 Shares (Returns Before Taxes)		5.67%	4.51%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)		21.83%	12.36%
HFRX Equity Hedge Index (reflects no deduction for fees, expenses or taxes)		10.06%	2.46%

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Dmitri Batsev, portfolio manager/analyst on the Investment Manager's Fundamental Long/Short team, has been with the Portfolio since April 2014.

Jerry Liu, portfolio manager/analyst on the Investment Manager's Fundamental Long/Short teams, has been with the Portfolio since April 2014.

Martin Flood, portfolio manager/analyst on various of the Investment Manager's US Equity teams and the Global Equity Select and Fundamental Long/Short teams, has been with the Portfolio since April 2014.

Additional Information
For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Opportunistic Strategies Portfolio

Investment Objective

The Portfolio seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses			
Dividend Expenses on Securities Sold Short[2]	.03%	.02%	.03%[1]
Borrowing Expenses on Securities Sold Short[3]	—	—	—[1]
Remainder of Other Expenses	.15%	2.6%	.15%[1]
Total Other Expenses	.18%	2.62%	.18%[1]
Acquired Fund Fees and Expenses (Underlying Funds)	.40%	.40%	.40%[1]
Total Annual Portfolio Operating Expenses	1.58%	4.27%	1.58%
Fee Waiver and/or Expense Reimbursement[4]	.13%	2.53%	.13%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement[5]	1.45%	1.74%	1.45%

[1] Based on estimated amounts for the current fiscal year, using amounts for Institutional Shares from the last fiscal year.

[2] When there is a cash dividend declared on a security the Portfolio has borrowed to sell short, the Portfolio pays the lender an amount equal to the dividend and this payment is recorded as an expense.

[3] Net borrowing expenses on securities sold short, in which the Portfolio may receive income or be charged a fee on the borrowed securities.

[4] Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1 2019, to the extent Total Annual Portfolio Operating Expenses exceed 1.02%, 1.32% and 1.02% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, dividend and interest expenses on securities sold short, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

[5] Excluding Acquired Fund Fees and Expenses and Dividend and Borrowing Expenses on Securities Sold Short, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.02%, 1.32% and 1.02% of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$148	$ 486	$ 848	$1,867
Open Shares	$177	$1,065	$1,966	$4,278
R6 Shares	$148	$ 486	$ 848	$1,867

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or

Performance Bar Chart and Table
Year-by-Year Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Opportunistic Strategies Portfolio by showing the Portfolio's year-by-year performance and its average annual performance compared to that of broad measures of market performance. The bar chart shows how the performance of the Portfolio's Institutional Shares has varied from year to year. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.



Best Quarter:
Q2 09   14.61%

Worst Quarter:
Q3 08   −15.62%

Average Annual Total Returns
(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

The Global Asset Allocation Blended Index is rebalanced quarterly and is a blended index constructed by the Investment Manager that is comprised of 60% MSCI World Index and 40% Bloomberg Barclays US Aggregate Index.

	Inception Date	1 Year	5 Years	Life of Portfolio
Institutional Shares:	3/26/08			
Returns Before Taxes		17.74%	6.93%	4.69%
Returns After Taxes on Distributions		14.36%	4.86%	3.38%
Returns After Taxes on Distributions and Sale of Portfolio Shares		10.33%	4.57%	3.21%
Open Shares (Returns Before Taxes)	3/31/08	17.48%	6.52%	4.38%
R6 Shares (Returns Before Taxes)		17.74%	6.93%	4.69%
MSCI World Index (reflects no deduction for fees, expenses or taxes)		22.40%	11.64%	6.13% (Institutional) 6.19% (Open)
Global Asset Allocation Blended Index (reflects no deduction for fees, expenses or taxes)		14.58%	7.84%	5.68% (Institutional) 5.71% (Open)

Management

Investment Manager
Lazard Asset Management LLC

Portfolio Managers/Analysts
Jai Jacob, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since February 2017.

Stephen Marra, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since February 2017.

Thomas McManus, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since February 2017.

Kim Tilley, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since February 2017.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.

Lazard Funds Summary Section

Lazard Global Dynamic Multi-Asset Portfolio

Investment Objective

The Portfolio seeks total return.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. Investors transacting in Institutional or R6 shares through a financial intermediary acting as a broker in an agency capacity may be required to pay a commission directly to the broker.

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	.80%	.80%	.80%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses	.62%	4.74%	.62%*
Total Annual Portfolio Operating Expenses	1.42%	5.79%	1.42%
Fee Waiver and/or Expense Reimbursement**	.52%	4.59%	.52%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.90%	1.20%	.90%

* "Other Expenses" are based on estimated amounts for the current fiscal year, using amounts for Institutional Shares from the last fiscal year.

** Reflects a contractual agreement by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .90%, 1.20% and .90% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds" and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Board, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same, giving effect to the expense limitation agreement in year one only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 92	$ 398	$ 727	$1,657
Open Shares	$122	$1,315	$2,489	$5,343
R6 Shares	$ 92	$ 398	$ 727	$1,657

Portfolio Turnover

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 102% of the average value of its portfolio.

derivatives transactions, as well as the exchange-traded options in which the Portfolio may invest, are subject to many of the risks of, and can be highly sensitive to changes in the value of, the related security, index or currency. As such, a small investment could have a potentially large impact on the Portfolio's performance. Derivatives transactions incur costs, either explicitly or implicitly, which reduce return. In fact, many derivatives may be subject to greater risks than those associated with investing directly in the underlying or other reference asset. Derivatives transactions incur costs, either explicitly or implicitly, which reduce returns, and costs of engaging in such transactions may outweigh any gains or any losses averted from hedging activities. Successful use of derivatives, whether for hedging or for other investment purposes, is subject to the Investment Manager's ability to predict correctly movements in the direction of the relevant reference asset or market and, for hedging activities, correlation of the derivative instruments used with the investments seeking to be hedged. Use of derivatives transactions, even if entered into for hedging purposes, may cause the Portfolio to experience losses greater than if the Portfolio had not engaged in such transactions.

High Portfolio Turnover Risk. The Portfolio's investment strategy may involve high portfolio turnover (such as 100% or more). A portfolio turnover rate of 100%, for example, is equivalent to the Portfolio buying and selling all of its securities once during the course of the year. A high portfolio turnover rate could result in high transaction costs and an increase in taxable capital gains distributions to the Portfolio's shareholders, which will reduce returns to shareholders.

Securities Selection Risk. Securities and other investments selected by the Investment Manager for the Portfolio may not perform to expectations. This could result in the Portfolio's underperformance compared to other funds with similar investment objectives or strategies.

Performance Bar Chart and Table
Total Returns for Institutional Shares
As of 12/31

The accompanying bar chart and table provide some indication of the risks of investing in Lazard Global Dynamic Multi-Asset Portfolio by showing the Portfolio's performance for the first complete calendar year of operation compared to that of a broad measure of market performance. The bar chart shows the performance of the Portfolio's Institutional Shares. Updated performance information is available at www.lazardassetmanagement.com or by calling (800) 823-6300. The Portfolio's past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.

30%

20.33%

20%

10%

0%

2017

Best Quarter:
Q1 17   5.60%

Worst Quarter:
Q4 16   –2.11%

Average Annual Total Returns

(for the periods ended December 31, 2017)

After-tax returns are shown only for Institutional Shares. After-tax returns of the Portfolio's other share classes will vary. After-tax returns are calculated using the historical highest individual marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown. The after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. Returns shown below for the Portfolio's R6 Shares (which were not operational as of December 31, 2017) reflect the performance of the Portfolio's Institutional Shares. R6 Shares would have had substantially similar returns as Institutional Shares because the share classes are invested in the same portfolio of securities, and the returns would differ only to the extent that the classes do not have the same expenses.

	Inception Date	1 Year	Since Inception
Institutional Shares:	5/27/16		
Returns Before Taxes		20.69%	12.85%
Returns After Taxes on Distributions		18.62%	11.53%
Returns After Taxes on Distributions and Sale of Portfolio Shares		12.14%	9.43%
Open Shares (Returns Before Taxes)	5/27/16	20.33%	12.51%
R6 Shares (Returns Before Taxes)		20.69%	12.85%
MSCI World Index (reflects no deduction for fees, expenses or taxes)		22.40%	17.31%
50% MSCI World Index/50% Bloomberg Barclays Global Aggregate® Index (reflects no deductions for fees, expenses or taxes)		14.69%	9.60%

Management

Investment Manager

Lazard Asset Management LLC

Portfolio Managers/Analysts

Jai Jacob, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since May 2016.

Stephen Marra, portfolio manager/analyst on the Investment Manager's Multi-Asset team, has been with the Portfolio since May 2016.

Additional Information

For important information about the purchase and sale of Portfolio shares, tax information and financial intermediary compensation, please turn to "Additional Information about the Portfolios" on page 178.